                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT


                               (AMENDMENT NO. 2)


     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA
                           (Name of Subject Company)
                            ------------------------

                                CTS CORPORATION

                          CTS FIRST ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                JOSEPH P. WALKER

                              Chairman, President

                          and Chief Executive Officer

                                CTS Corporation

                            905 West Boulevard North

                             Elkhart, Indiana 46314

                           Telephone: (219) 293-7511

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies to:

                            ROBERT A. PROFUSEK, ESQ.

                           Jones, Day, Reavis & Pogue

                              599 Lexington Avenue

                            New York, New York 10022

                           Telephone: (212) 326-3939

                                  MAY 16, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

       1.  CTS CORPORATION (EIN: 35-0225010)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(e) or 2(f)                                                                          / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           100
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (7) EXCLUDES CERTAIN SHARES                                                           / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
           ROW (7)
           0.0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

       1.  CTS FIRST ACQUISITION CORP. (EIN: Applied For)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                                            / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                               / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (7)
           0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

    This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 16, 1997, as amended, by CTS Corporation ("CTS") and CTS First Acquisition Corp, a wholly owned subsidiary of CTS (the "Schedule 14D-1"). Terms used in this Amendment No. 2 with initial capital letters that are defined in the Schedule 14D-1 are used herein as so defined.



ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.



    The information under the caption "Certain Information Concerning the Company -- Certain Projections" in the Offer To Purchase is amended to read in its entirety as follows:



    In the course of discussions giving rise to the Merger Agreement (see "Background of the Combination" in the Offer To Purchase), representatives of the Company furnished to representatives of CTS certain business and financial information that was not publicly available, including unconsolidated financial projections of the Company's businesses for the years 1997 through 1999. Material components of those unconsolidated projections, as modified by CTS and its representatives, were included in the Offer To Purchase mailed to Shareholders. Thereafter, Company representatives furnished CTS a summary of the Company's projections of its consolidated results of operations for the years 1997, 1998 and 1999 (the "Company Consolidated Forecast"), which are set forth below.



    The Company projections described above were prepared solely for the Company's internal purposes. None of the projected financial information included therein was prepared for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements, and such information is set forth herein solely because such projections were furnished to CTS in connection with the Merger Agreement. The independent accountants of the Company, Ernst & Young LLP, have neither examined nor compiled the prospective financial information set forth below or in the Offer To Purchase and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP incorporated by reference in the Offer To Purchase relate to the historical financial information of the Company, do not extend to the prospective financial information and should not be read to do so.



    THE PROJECTED FINANCIAL INFORMATION REFERRED TO HEREIN NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S OR CTS' CONTROL, AND DOES NOT TAKE INTO ACCOUNT ANY CHANGES IN THE COMPANY'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. SEE "SPECIAL CONSIDERATIONS RELATING TO THE COMBINATION -- PLANS FOR THE COMPANY AND CTS" IN THE OFFER TO PURCHASE. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING SUCH PROJECTED FINANCIAL INFORMATION WILL BE VALID AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW. NO SPECIFIC ASSUMPTIONS RELATING TO SUCH PROJECTIONS WERE FURNISHED BY THE COMPANY TO CTS, ALTHOUGH CERTAIN INFORMATION GENERALLY PERTINENT THERETO WAS FURNISHED BY THE COMPANY TO CTS IN ITS DUE DILIGENCE REVIEW. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, CTS OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF CTS, PURCHASER, THE COMPANY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE FOLLOWING PROJECTED FINANCIAL INFORMATION, AND THE COMPANY HAS MADE NO REPRESENTATIONS TO CTS REGARDING SUCH INFORMATION.

    The Company Consolidated Forecast is as follows:



                                                                     1997       1998       1999
                                                                   ---------  ---------  ---------
                                                                        (AMOUNTS IN MILLIONS)
Net sales........................................................  $   156.7  $   171.7  $   175.9
Cost of goods sold...............................................      122.6      131.9      129.7
Earnings before interest and taxes, before equity earnings from
  CTS............................................................        8.7       12.3       17.0
Net earnings, before equity earnings from CTS....................  $     5.5  $     7.8  $    10.7



ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



    Filed herewith is the definitive documentation for the Credit Facilities referred to in "Miscellaneous -- Source and Amount of Funds" in the Offer To Purchase, consisting of (a) the financing commitment letter, dated April 9, 1997, addressed to, and accepted and agreed to by, CTS from NBD Bank, N.A., individually and as Agent, and First Chicago Capital Markets, Inc., as Arranger, and related terms sheet and (b) the form of Credit Agreement (to be entered on or prior to the Expiration Date) among CTS, NBD Bank, N.A., as Agent, and the institutions from time to time parties thereto as lenders providing for the Credit Facilities.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


    (b) (1) Committment letter, dated as of April 28, 1997 to CTS from NBD Bank, individually and as Agent and First Chicago Capital Markets, Inc., as Arranger.



       (2) Form of Credit Agreement to be entered into among CTS Corporation, NBD Bank, N.A., as Agent, and the institution from time to time parties thereto as lenders.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 20, 1997             CTS CORPORATION

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                Chairman, President
                                            and Chief Executive Officer

                                CTS FIRST ACQUISITION CORP.

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                     President

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                                                                         PAGE
---------                                                                                                    -----------
(b) (1)    Commitment letter, dated as of April 28, 1997 to CTS from NBD Bank, individually and as Agent and First Chicago Capital Markets, Inc., as Arranger.
   (2)     Form of Credit Agreement to be entered into among CTS Corporation, NBD Bank, N.A., as Agent, and the institution from time to time parties thereto as lenders.